SMALL BUSINESS ISSUERS

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                 AMENDMENT #1 TO


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                               ValuSALES.com, Inc.

           4101 Ravenswood Road, Suite 209, Fort Lauderdale, FL 33312

                                  954-792-3773

State of Incorporation:                                Florida EIN # 65-1001686

           Securities to be registered under Section 12(b) of the Act:

                                      None

          Securities to be registered under section 12 (g) of the Act:

                                  Common Stock

                                TABLE OF CONTENTS


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS ..........................................    3

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION ........    9

ITEM 3.  DESCRIPTION OF PROPERTY ..........................................   13

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ...   13

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS ....   14

ITEM 6.  EXECUTIVE COMPENSATION ...........................................   14

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ...................   14

ITEM 8.  DESCRIPTION OF SECURITIES ........................................   15


                                    PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS .........   15

ITEM 2.  LEGAL PROCEEDINGS ................................................   16

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE ..............................   16

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES ...........................   16

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS ........................   16


                                    PART F/S

FINANCIAL STATEMENTS ......................................................   16

                                    PART III

ITEM 1.  INDEX TO EXHIBITS ................................................   16


SIGNATURES ................................................................   17

PART I
--------------------------------------------------------------------------------

ITEM 1 - DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------


CORPORATE HISTORY

       ValuSALES.com, Inc. a Florida corporation (the "Company" or "ValuSALES") was formed to create a single-source Internet solution's company providing Internet and Technology products and services to various sized customers.

         ValuSALES, Inc. was incorporated in the State of Florida, on March 19, 1999, and had no operations until on July 20, 1999 when it purchased assets for, $75,000, and signed employment agreements with two individuals, which included the issuance of 900,000 shares of common stock. The assets acquired were property and equipment for $40,000 and inventory for $35,000. The common stock was valued at par because the Company was privately owned and no market existed for the sale of its stock.

         On December 1, 1999, ValuSALES, Inc. sold 2,673,000 shares of its common stock for $175,000 and used the proceeds to acquire an inactive entity, September Project II Corp., which then changed its name to ValuSALES.com, Inc. and became the surviving entity.

          For accounting purposes, the acquisition has been treated as a capital transaction rather than a business combination. Accordingly, the 5,000,000 outstanding shares of September Project II, Corp. have been reflected as outstanding since inception.

          All significant interdivisional transactions and balances have been eliminated.

         The Company has elected to operate with divisions rather than create separate corporations for each business segment. The Company is headquartered at 4101 Ravenswood Road Suite 209, Fort Lauderdale, FL 33312.

GENERAL

         ValuSALES provides Internet and Technology solutions for clients ranging from small to medium sized customers. Our practice areas include e-business strategy, interactive marketing and advertising solutions, website strategy, development, and hosting, data base design and management, technology products and integration, and Internet mortgage banking. We believe that our primary strengths that distinguish us from our competitors are our:

            o     understanding of new Internet business models;

            o     broad service offerings and end-to-end solutions;

            o     experience in various technology product engagements

         Examples of ValuSALES Internet and Technology solutions include (1) website strategy, development, design, and corporate identity for entertainer Nestor Torres, including event scheduling, (2) website strategy, development, design, and corporate identity for equipment distributor Pantropic Power, including a complete product catalog, and (3) website strategy, development, design, and corporate identity for Advantage Diabetic Care, including streaming video, Medicare and insurance invoicing, and integration with the company's IBM AS400 system and Medicare architectures.

INDUSTRY BACKGROUND

         The rapid growth in digital technology, the use of the Internet, and electronic commerce have fundamentally changed the way in which companies conduct business and interact with customers. Digital technology has created new business models, new ways of sharing knowledge and experience, more efficient ways to transact business and new channels through which to do so, direct ways of communicating with customers and employees and dramatically enhanced efficiencies of scale and scope. As companies face increasing pressure to improve their business models for the digital economy, operate more efficiently and better serve customer needs, information flow both inside and outside an organization has become critical. However, the escalating cost and complexity of information technology and the shortage of in-house technical expertise required to implement technology based solutions has led companies to increasingly rely on Internet solution providers. This trend toward outsourcing and a focus by companies on their core business has driven the rapid growth of the Internet services market.

         With the changes taking place in the e-commerce market and the potential advantages to be gained from leveraging the Internet across a company's entire value chain (customers, suppliers, buyers, sellers and partners), we believe that companies must have an effective Internet solution in order to remain competitive. The competencies required to effectively implement such a solution include strategy, user experience and branding, knowledge of business processes, systems architecture and design, systems integration, applications development, knowledge transfer, testing and deployment.

         While there are many Internet services firms active in the market today, we believe that many focus on creative web design, user experience and web-enablement of simple transactions. We believe that these areas are subsets of the total problem that clients are trying to solve. In today's e-commerce environment, clients require solutions that are reliable, scalable and flexible and which can be deployed effectively in an environment that may involve integration with multiple computing platforms and technologies. For example, Forrester Research, an information technology market research firm, cites recent high-visibility web site outages at a number of electronic commerce leaders in support of its conclusion that many of today's electronic commerce solutions are unreliable, un-scalable and deliver service levels that are not adequate for online commerce. In order to support this emerging set of requirements, we believe that the next generation of Internet services firms should have both the business knowledge required to understand emerging business models and the technical skills required to architect a solution that may involve the integration of software packages, custom software components and large and complex legacy systems in order to handle the enormous growth in volume that businesses are expected to experience on the Internet.

THE VALUSALES.COM SOLUTION

         We believe that the following characteristics position us for success in the Internet services market and distinguish us from other Internet services firms:

         o        UNDERSTANDING OF NEW AND EMERGING INTERNET BUSINESS MODELS

                  We have an understanding of the new and emerging Internet business models being employed by both traditional businesses and other companies operating exclusively on the Internet. For example, for our client Advantage Diabetic Care we developed an integrated Internet solution encompassing Medicare and insurance billing with existing Legacy systems.

         o        COMPREHENSIVE SOLUTION OFFERINGS AND END-TO-END CAPABILITIES

                  Our solution offerings include web site design and hosting, commerce solutions, business-to-business, advertising and marketing solutions, computer hardware, software & networking, wireless Internet solutions, and Internet Mortgage Banking. We provide end-to-end solutions by utilizing professionals from our practice areas in e-business strategy, interactive marketing and branding and technology architecture and integration. To deliver these solutions, we bring together our strategists, designers, engineers and managers of our client engagements in multi-disciplinary teams. This reduces the complexity for our clients and avoids the bottlenecks in project management and deliverables associated with using multiple consulting firms to design and implement a desired solution. By doing this, we allow our clients to achieve improved time-to-market and value in today's competitive environment.

         o        EXPERIENCE IN A WIDE RANGE OF CLIENT ENGAGEMENTS

                  We have experience and expertise in the strategy, architecture, development and implementation of client engagements requiring integration across various hardware, applications and platforms. Our experience is particularly relevant as our clients are seeking solutions that include not only web site design but also the real-time integration of web sites with critical business processes such as customer relationship management, supply chain management, and procurement and administration.

STRATEGY

         Our goal is to become a full service provider of Internet and Technology products and services for organizations seeking to compete in the Internet economy. To achieve this goal we intend to:

         o        ENHANCE OUR BRAND

                  We believe that awareness of the ValuSALES brand within the business and technology communities and the association of the ValuSALES brand with the highest quality and most comprehensive Internet services are crucial to our business. Our strategy is to to promote and enhance our brand by advertising, participating in targeted industry conferences and seminars, regularly contributing to industry publications, and engaging in an extensive public relations campaign.

         o        EXPAND CLIENT RELATIONSHIPS

                  We currently have over 100 clients, ranging from small to large Companies and organizations. We intend to expand our existing client relationships into broader and more sophisticated engagements. As part of this strategy, the account managers dedicated to each of our clients identify opportunities to offer additional solutions. In addition, we have aggressively targeted new clients through relationships established by our sales consultants and business development teams and through the use of specialized programs in specific industries.

            o     EXPAND THROUGH STRATEGIC ACQUISITIONS

                  ValuSALES will pursue strategic acquisitions to acquire expertise in new technologies, gain access to additional talented professionals, and enter into new geographic markets and expand its customer base.

THE VALUSALES APPROACH

         We have practices in the following areas: e-business strategy, interactive marketing and advertising, technology products and integration, and Internet mortgage banking. We utilize our knowledge base and professional talent from these practice areas to provide our clients with various solution offerings.

         PRACTICE AREAS

         o        E-BUSINESS STRATEGY - WWW.WEBODYSSEY.CC

                  We help our clients evaluate and formulate e-business strategies that will result in a competitive advantage. Our services include strategy formulation, conception and design of Internet-based business models, qualitative and quantitative market research, competitive analyses, business process design and implementation, and delivery of streaming video and development of proprietary software.

         o        INTERACTIVE MARKETING AND ADVERTISING -
                  WWW.ODYSSEYADVERTISING.COM

                  We help clients identify their online customers and other target audiences, define the processes and venues for communicating with these audiences and analyze the results of their marketing efforts. We use our understanding of customer preferences to develop interactive content and to create brand value that enhance and extend our clients' relationships with their customers. Our services are intended to optimize a customer's experience with our clients' web sites. Our interactive marketing and advertising services include:

                  o MARKETING AND COMMUNICATIONS STRATEGY: These services include brand research and development, media planning, online or direct marketing, audio and video production, relationship marketing and online and offline promotion measurement and analysis.

                  o CREATIVE SERVICES: These services include brand and identity development, design for product packaging and complete audio and video production from script writing to media placement.

         o        TECHNOLOGY PRODUCTS AND INTEGRATION - WWW.VALUCOMPUTERS.COM

                  We help our clients build e-businesses by providing a set of technology skills that include architecture, design, custom application, and product integration. We believe our deep understanding of third party e-business software and hardware and our ability to modify and integrate these applications into existing hardware environments differentiates us from our competitors. This understanding is most critical in the deployment of business-to-business hardware networks. We also focus on how emerging technologies in the wireless and broadband area will continue to impact the architecture, devices and infrastructure requirements of our clients.

         o        INTERNET MORTGAGE BANKING - WWW.VALUMORTGAGES.COM

                  ValuMORTGAGES.com is what the Company believes to be a next generation Internet mortgage banking firm. Combining Internet technology with our role as a mortgage banker allows Realtors, builders, and brokers to service their clients more efficiently saving time and money. Our services offer innovative financing solutions for purchasing, refinancing, or leveraging the equity in a property.

                  The Company, ValuSALES.com, Inc. d/b/a ValuMORTGAGES.com is licensed with the State of Florida, Department of Banking and Finance, license audit number: 0100445 as a Mortgage Lender.

                  The Company believes that on-line mortgages represent a rapidly growing market. The Company is dedicated to traditional service while providing the technology-based infrastructure to automate the mortgage process. As an example, a borrower may complete a mortgage application on-line in the privacy of their home and submit directly to a lending specialist who determines the `best fit' mortgage program while a mortgage processor electronically gathers necessary documentation for automated underwriting and approval; thus shortening the time to closing.

                  Additionally, ValuMORTGAGES.com was recently launched in Spanish. By targeting the Hispanic marketplace the Company believes it has targeted a growing niche market.

CLIENTS

         We focus on long-term relationships with our client's which range from small to medium size companies and organizations. ValuSALES currently targets companies in industries that can use its proprietary Internet technologies to increase sales, improve communications and create business identities. These industries include media and entertainment, information and telecommunications, manufacturing and distribution healthcare and retail.

        Each of ValuSALES clients is generally charged for the time, materials and expenses incurred on a particular project. Agreements entered into in connection with a project are generally terminable by the client upon 30-days' prior written notice. ValuSALES cannot give any assurances that a client will not terminate an engagement before its completion. If its clients terminate existing agreements or if ValuSALES is unable to enter into new engagements, its business, financial condition and results of operations could be materially and adversely affected.

         No client accounted for more than 10% of ValuSALES revenues in 2000 or 1999. Although, ValuSALES does not believe that it will derive a significant portion of its revenues from a limited number of clients, there is a risk that it may do so. Any cancellation, deferral or significant reduction in work performed for principal clients or a significant number of smaller clients could have a material adverse affect on ValuSALES business, financial condition and results of operations.

SALES AND MARKETING

         The Company promotes itself by direct sales efforts using telephone sales, conventional media advertising, and some Internet marketing. These advertisements are targeted at small and medium business customers who are likely to respond to specific ads or visit specific web sites to make a purchase. The Company employs several inside and outside sales people to help customers and to prospect business from various forms of lead generation. In addition, we have a business development team that sells our solution offerings.

         Our business development team establishes contact with targeted prospects to create awareness and preference for us. Thereafter, sales consultants are assigned to accounts as client executives to establish and maintain long-term relationships and coordinate multiple service offerings to our clients.

         In addition to our business development team, we have a dedicated marketing team. Our marketing strategy is to promote and enhance our brand by participating in targeted industry conferences and seminars, regularly contributing to industry publications, engaging in an extensive public relations campaign. This strategy is designed to strengthen our brand name and generate new clients by increasing the awareness of our brand with high quality comprehensive Internet services.

         We believe that establishing and maintaining a good reputation and name recognition is critical for attracting and expanding our targeted client base. We also believe that the importance of reputation and name recognition will increase due to the growing number of information technology service providers. If our reputation is damaged or if potential clients do not know what services we provide, we may become less competitive or lose our market share. Promotion and enhancement of our name will depend largely on our success in providing high quality services and end-to-end digital communications solutions, which we cannot ensure. If clients do not perceive our services to be effective or of high quality, our brand name and reputation could be materially and adversely affected.

COMPETITION

         The Internet products and services market has grown dramatically in recent years and is relatively new and highly competitive. ValuSALES competitors include:

         o Strategy consulting firms: including Bain & Company, Luminant, and McKinsey & Company

         o Internet service firms: including Viant Corporation, Sapient Corporation, and MarchFirst

         o Technology consulting firms and integrators: including EDS, IBM, Anderson Consulting, PC Connection

         o In-house information technology, marketing and design departments of our clients and potential clients

         o Internet mortgage banking firms: including E-Loan, Mortgage.com, and Quicken Mortgage

         Many of ValuSALES competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources. Several of these competitors may provide or intend to provide a broader range of Internet-based solutions than ValuSALES. Furthermore, greater resources may enable a competitor to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of its products and services than we can. In addition, competition may intensify because there are relatively low barriers to entry into the Internet services market.

         ValuSALES believes that the principal competitive factors in this market, in relative importance, are technical knowledge and creative skills, brand recognition and reputation, reliability of the delivered solution, client service and price. ValuSALES believes that its ability to compete in its market depends on its ability to attract and retain qualified professionals.

         ValuSALES currently has an extremely small portion of these markets and there can be no assurances it that it will be able to penetrate these markets further in the future.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements, including the Notes thereto, of the Company included elsewhere in this registration statement.

OVERVIEW

         ValuSALES provides Internet and Technology solutions for clients ranging from small to medium sized customers. We have practices in the following areas: e-business strategy, interactive marketing and advertising, technology products and integration, and Internet mortgage banking. We utilize our knowledge base and professional talent from these practice areas to provide our clients with various solution offerings.

         o        E-BUSINESS STRATEGY - WWW.WEBODYSSEY.CC

                  In April 2000, ValuSALES expanded its OdysseyAdvertising.com group and created WebOdyssey. There were no significant startup costs and no related commitments when we established this group because the Company used existing internal resources.

                  We help our clients evaluate and formulate e-business strategies that will result in a competitive advantage. Our services include strategy formulation, conception and design of Internet-based business models, qualitative and quantitative market research, competitive analyses, business process design and implementation, and delivery of streaming video and development of proprietary software.

         o        INTERACTIVE MARKETING AND ADVERTISING -
                  WWW.ODYSSEYADVERTISING.COM

                  We help clients identify their online customers and other target audiences, define the processes and venues for communicating with these audiences and analyze the results of their marketing efforts. We use our understanding of customer preferences to develop interactive content and to create brand value that enhance and extend our clients' relationships with their customers. Our services are intended to optimize a customer's experience with our clients' web sites.

         o        TECHNOLOGY PRODUCTS AND INTEGRATION - WWW.VALUCOMPUTERS.COM

                  We help our clients build e-businesses by providing a set of technology skills that include architecture, design, custom application, and product integration. We believe our deep understanding of third party e-business software and hardware and our ability to modify and integrate these applications into existing hardware environments differentiates us from our competitors. This understanding is most critical in the deployment of business-to-business hardware networks.

                  We also focus on how emerging technologies in the wireless and broadband area will continue to impact the architecture, devices and infrastructure requirements of our clients.

         o        INTERNET MORTGAGE BANKING - WWW.VALUMORTGAGES.COM

                  In January 2000, ValuSALES created its ValuMortgages.com group. There were no significant startup costs and no related commitments when we established this group because the Company used existing internal resources.

                  ValuMORTGAGES.com is what the Company believes to be a next generation Internet mortgage banking firm. Combining Internet technology with our role as a mortgage banker allows Realtors, builders, and brokers to service their clients more efficiently saving time and money. Our services offer innovative financing solutions for purchasing, refinancing, or leveraging the equity in a property.

         ValuSALES derives substantially all of its revenues from fees and product sales for services and products generated on a project-by-project basis. ValuSALES services and products are provided on both a fixed-time, fixed-price basis and on a time and material basis. Historically, ValuSALES has not operated on a retainer basis; however, in the future, ValuSALES may utilize such arrangements.

         Agreements and purchase orders entered into in connection with time and materials projects and product sales are generally terminable by the client upon 30-days' prior written notice, and clients are required to pay ValuSALES for all time, materials and expenses incurred by ValuSALES through the effective date of termination. Agreements and purchase orders entered into in connection with fixed-time, fixed-price projects, are generally terminable by the client upon payment for work performed and the next progress payment due. If clients terminate existing agreements and purchase orders or if ValuSALES is unable to enter into new engagements, ValuSALES' business, financial condition, and results of operations could be materially and adversely affected. In addition, because a proportion of ValuSALES' expenses is relatively fixed, a variation in the number of client engagements can cause significant variations in operating results from quarter to quarter.

         ValuSALES' projects vary in size and scope; therefore, a client that accounts for a significant portion of ValuSALES' revenues in one period may not generate a similar amount of revenue in subsequent periods. No client accounted for more than 10.0% of ValuSALES' revenues in the periods ended December 31, 1999 or June 30, 2000.

         ValuSALES does not believe that it will derive a significant portion of its revenues from a limited number of clients in the near future. However, there is a risk that the source of ValuSALES' revenues may be generated from a small number of clients. These clients may not retain ValuSALES in the future. Any cancellation, deferral, or significant reduction in work performed for these principal clients or a significant number of smaller clients could have a material adverse affect on ValuSALES' business, financial condition, and results of operations.

Quarter-to-quarter fluctuations in margins

The Company's operating results and quarter-to-quarter margins may fluctuate in the future as a result of many factors, some of which are beyond the Company's control. Historically, the Company's quarterly margins have been impacted by:

 .  the number of client engagements undertaken or completed;

 .  a change in the scope of ongoing client engagements;

 .  seasonality;

 .  a shift from fixed-fee to time and materials-based contracts;

 .  the number of days during the quarter;

 .  utilization rates of employees;

 .  marketing and business development expenses;

 .  charges relating to strategic acquisitions;

 .  pricing changes in the information technology services market; and

 . economic conditions generally or in the information technology services market.

The Company expects this trend to continue.

Results of Operations: Calendar year 1999
--------------------------------------------------------------------------------

         On December 1, 1999, ValuSALES, Inc. sold 2,673,000 shares of its common stock for $175,000 and used the proceeds to acquire an inactive entity, September Project II Corp., which then changed its name to ValuSALES.com, Inc. and became the surviving company.

         ValuSALES, Inc. was incorporated in the State of Florida, on March 19, 1999, and had no operations until on July 20, 1999 when it purchased assets for $75,000 and signed employment agreements with two individuals, which included the issuance of 900,000 shares of common stock. The assets acquired were property and equipment for $40,000 and inventory for $35,000. The common stock was valued at par because the Company was privately owned and no market existed for the sale of its stock.

           For accounting purposes, the acquisition has been treated as a capital transaction rather than a business combination. All significant interdivisional transactions and balances have been eliminated.

         The Company has elected to operate with divisions rather than create separate corporations for each business segment.

REVENUES

         Net sales are comprised of product and services sales, net of returns and allowances. In 1999, Product Revenues were $484,717 and Service Revenues were $291,585 representing total Revenues of $776,302. The Company had no operations prior to 1999 for a comparison period.

         Cost of sales for the calendar year ended December 31,1999 were $392,741 for Product COGS and $159,669 for Service COGS representing total COGS of $552,410. As a percentage of net sales, the Company's gross margin was 28.8% in 1999.

PERSONNEL COSTS AND EXPENSES

         Personnel costs and expenses consist primarily of salaries, benefits, and compensation for consultants. Personnel costs and expenses were $114,647 representing 14.8% as a percentage of revenue for the year ended December 31, 1999. The company had no operations prior to 1999 for a comparison period.

GENERAL AND ADMINISTRATIVE

         General and administrative expense includes administrative expenses, general office expenses, depreciation expenses, advertising costs, and professional fees. General and administrative expenses were $266,361 representing 34.3% as a percentage of revenue for the year ended December 31, 1999. The Company had no operations prior to 1999 for a comparison period.

         Net cash used in operating activities was $146,275 for the year ended December 31,1999. Net cash used in operating activities was primarily attributable to net losses and partially offset by increases in trade payables.

         Net cash provided by financing activities was $480,210 for the year ended December 31,1999. Net cash provided by financing activities resulted from the issuance of common stock in a Private Placement Offering and an advance by a shareholder.

Results of Operations: Six-months ended June 30, 2000
--------------------------------------------------------------------------------

REVENUES

          Net sales are comprised of product and services sales, net of returns and allowances. For the six-months ended June 30, 2000, Product Revenues were $657,252 and Service Revenues were $593,613 representing total Revenues of $1,250,865. The Company had no operations prior to 1999 for a comparison period.

          Cost of sales for the six-months ended June 30, 2000 was $511,832 for Product COGS and $488,565 for Service COGS representing total COGS of $1,000,397. As a percentage of net sales, the Company's gross margin was 20% for the six-months ended June 30, 2000.

PERSONNEL COSTS AND EXPENSES

         Personnel costs and expenses consist primarily of salaries, benefits, and compensation for consultants. Personnel costs and expenses were $104,569 representing 8.4% as a percentage of revenue for the six-months ended June 30, 2000. The company had no operations prior to 1999 for a comparison period.

GENERAL AND ADMINISTRATIVE

          General and administrative expense includes administrative expenses, general office expenses, depreciation expenses, advertising costs, and professional fees. General and administrative expenses were $213,902 representing 17.1% as a percentage of revenue for the six-months ended June 30, 2000. The Company had no operations prior to 1999 for a comparison period.

         Net cash used in operating activities was $76,501 for the six-months ended June 30, 2000. Net cash used in operating activities was primarily attributable to net losses and partially offset by increase in trade payables.

         Net cash provided by financing activities was $45,602 for the six-months ended June 30, 2000. Net cash provided by financing activities resulted from an advance by a shareholder.

LIQUIDITY AND CAPITAL RESOURCES

         As of June 30, 2000, the Company had $123,278 of working capital. The Company believes that its current working capital, and cash generated from operations will be sufficient to meet the Company's cash requirements through June 30, 2001. The Company's capital requirements will depend on numerous factors, including the rates at which the Company expands its personnel and infrastructure to accommodate growth and invests in new technologies. In addition, as part of its strategy, the Company evaluates potential alliances with businesses that extend or complement the Company's business. Future alliances may be funded with alliance financing, institutional financing, or additional equity offerings. There can be no assurance that future alliances, if identified, will be consummated by the Company.

         Management believes that based upon the current operating plan, existing cash and cash equivalents, and cash generated from operations will be sufficient to fund operating activities, capital expenditures and other obligations through June 30, 2001. However, if the Company is not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on acceptable terms, these failures could have a material adverse effect on the Company's business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then-current stockholders would be diluted.

         There can be no assurance that the Company will be able to raise any required capital necessary to achieve its targeted growth rates and future continuance on favorable terms or at all.

         The Company expects to continue with its current revenue growth plan as experienced in the first two quarters of 2000 and believes that with current available funds and funds generated from operations in 2000, there will be sufficient capital resources to allow the Company to continue in existence as a going concern.

           Additionally, two shareholders have committed to fund the Company in the event of a working capital deficiency up to $500,000.


ITEM 3 - DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

         The Company's corporate office is currently located at 4101 Ravenswood Road, Suite 209, Fort Lauderdale, FL 33312. Pursuant to a written lease, the Company leases approximately 2,950 square feet at an annual rent of $ 37,000. The lease is for a term of 2 years.

         The Company's ValuComputers.com office is currently located at 3310 Hillsboro Blvd. Deerfield Beach, FL 33442. Pursuant to a written lease, the Company leases approximately 2,050 square feet at an annual rate of $32,000. The lease is for a term of 1 year, expiring April 2001.


ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------------------------

         As of June 30, 2000, the Company had 10,000,000 shares of its Common Stock issued and outstanding. The following table sets forth, as of June 30, 2000, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

                             Name and                         Amount
                             Address of                         of
Title of                     beneficial                      beneficial               Percent of
Class                        owner                             owner                    class


Common                    Peter Fisher                        650,000                    6.5%
                          3310 Hillsboro Blvd.
                          Deerfield Beach, FL 33442

                          Albert Smith                        620,000                    6.2%
                          7727 Meadow Glen La.
                          Houston, TX 77063

                          Jim Joachimczyk                     600,000                    6.0%
                          1845 N. Warren
                          Milwaukee, WI 53202

                          Jonathan B.  Silverstein            300,000                    3.0%
                          1607 Osprey Bend
                          Weston, FL 33327


                          All officers and
                          Directors as a
                          Group (3 persons)                 1,050,000                   10.5%

--------------------------------------------------------------------------------
ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Directors and Executive Officers. The following are the Directors and Executive Officers of the Company. None of the Directors hold similar positions in any reporting company. The directors named below will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.

         V. Jeffrey Harrell, age 34, is the Chairman of the Board, President, and CEO of the Company. Mr. Harrell has held these positions since December 1999. Prior to joining ValuSales.com Mr. Harrell was employed by Southeast Bankers Mortgage Corp. as Vice President of Sales from December 1998 to January 1999, and before that he served as Vice President of Kensington-Ashworth Financial Group, Inc. from March 1994 to January 1998.

         Jonathan B. Silverstein, age 30, is the Vice President, Secretary and Director of the Company. Mr. Silverstein has held these positions since December 1999. Prior to that, Mr. Silverstein was President and Founder of Odyssey Advertising, Inc. from April 1997 to July 1999, and before that he served as President of Silverstein Graphics, Inc. from December 1993 to January 1997.

         Peter G. Fisher, age 38 is Executive Vice President and Director of the Company. Mr. Fisher has held these positions since December 1999. Prior to that, Mr. Fisher was President and Founder of Boca Technologies, Inc. from May 1997 to July 1999, and before that he was Sales Manager for Computer Access International, Inc. from January 1995 to May 1997.

ITEM 6 - EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The Company paid the following salaries to its executives:

                                                                                     1999               2000

V. Jeffrey Harrell, President, CEO, and
Chairman of the Board                                                               $2,000             $25,315

Jonathan B. Silverstein, VP and Secretary                                          $25,500             $49,500

Peter Fisher, Executive VP                                                         $24,000             $49,500


         None of the executives received any stock options or stock dividends. The three above executives received reimbursement for health insurance as part of their compensation. The directors were not compensated for any Board of Directors meetings.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         On July 20, 1999 the Company acquired the assets of Boca Technologies, Inc. for $50,000 and 600,000 shares of common stock issued to Peter G. Fisher. Also, on July 20, 1999 the Company entered into an Employment contract with Mr. Fisher including a $78,000 annual salary and a 10% pre tax income salary bonus that expires on December 31, 2000.

         On July 20, 1999 the Company acquired the assets of Odyssey Advertising, Inc. for $25,000 paid to Jonathan B. Silverstein and 300,000 shares of common stock issued to Jonathan B. Silverstein. Also, on July 20, 1999 the company entered into an Employment contract with Mr. Silverstein including a $78,000 annual salary and a 10% pre tax income salary bonus that expires on December 31, 2000.

         At June 30, 2000 the Company owed $45,602 to one of its shareholders, Latitude26 Venture Corp. These advances were made for working capital purposes and will be repaid at a date to be determined by the Company and Latitude26 Venture Corp. and bear no interest.


ITEM 8- DESCRIPTION OF SECURITIES
--------------------------------------------------------------------------------

         The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001 per share. Currently the Company has 10,000,000 shares issued and outstanding. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by stockholders. The Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares can elect all the members of the Board of Directors. A majority vote is also sufficient for most other actions requiring the vote or concurrence of stockholders. The Company's Officers and Directors as a group (three persons) own directly approximately 10.9% of the Issuer's capital stock.

         All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to stockholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but un-issued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares of the Company are fully paid and non-assessable.

PART II
--------------------------------------------------------------------------------

ITEM 1 - MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
--------------------------------------------------------------------------------


          The Company's Common Stock is listed for trading on the National Quotation Bureau Pink Sheets and it trading symbol VLUS. There was no trading of the Company's Common Stock prior to December 1999. The following table shows the quarterly high and low bid prices for the calendar year 1999 and the first half of 2000 as reported by the National Quotations Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions.

YEAR             PERIOD                        HIGH                      LOW

1999           Fourth Quarter                  0.00                      0.00
2000           First Quarter                   0.00                      0.00
               Second Quarter                   .51                       .25

          As of June 30, 2000, there were approximately 91 holders of record of the company's Common Stock.

          Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future.

         The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

         The Company registrar and transfer agent is Interwest Transfer Co., Inc., which is located at 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117 phone 801.272.9294.

ITEM 2 - LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         The Company is subject to one lawsuit by a former employee who is suing it for wrongful discharge. The Company is vigorously defending the suit and does not believe that it is material to its operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         Not Applicable

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         As a result of the merger with ValuSALES, Inc., the Company issued 5,000,000 shares of its common stock in that transaction. The shares were distributed to the prior shareholders of ValuSALES, Inc., as part of the merger.

         No underwriters were involved in any of the offerings and all current offerings of the Company's securities have been completed.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         The Company's Amended Articles of Incorporation provide for the indemnification of Directors in that Directors of this Corporation shall not be personally liable for monetary damages to the Company or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his duties as Director. Such indemnification is available to any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a Director, officer, employee or agent of the Company or is or was serving at the request of the Company.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     See index to Financial Statements on Page F-1.



PART III
--------------------------------------------------------------------------------

ITEM 1  INDEX TO EXHIBITS
--------------------------------------------------------------------------------


               EX-3.(I)   - ARTICLES OF INCORPORATION*

               EX-3.(II)  - AMENDED ARTICLES OF INCORPORATION*

               EX-3.(III) - BY-LAWS*

               EX-10.1    - OFFICE BUILDING LEASE

               EX-10.2    - BUSINESS LEASE

               EX-10.10   - PETER FISHER EXECUTIVE EMPLOYMENT AGREEMENT

               EX-10.11   - JONATHAN SILVERSTEIN EXECUTIVE EMPLOYMENT AGREEMENT

               EX-27      - FINANCIAL DATA SCHEDULE

* Previously filed.

                                   SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VALUSALES.COM, INC.


By: /s/ V. Jeffrey Harrell                          Date: 11/06/2000
    -----------------------------------                  -------------
        V. Jeffrey Harrell, President

                         INDEX TO FINANCIAL STATEMENTS




Independent Auditor's Report .............................................   F-2
Balance Sheet ............................................................   F-3
Statement of Operations ..................................................   F-4
Statement of Shareholders' Equity ........................................   F-5
Statement of Cash Flows ..................................................   F-6
Notes to Financial Statements ............................................   F-7

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
ValuSALES.com, Inc.

        I have audited the accompanying balance sheet of ValuSALES.com, Inc. as of December 31, 1999 and the related statements of operations, shareholders' equity, and cash flows for the period March 19, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ValuSALES.com, Inc. as of December 31, 1999, and the results of its operations and cash flows for the period March 19, 1999 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

                                                  /s/   ROBERT JARKOW
                                                  ---------------------------
                                                                ROBERT JARKOW
May 29, 2000                                      CERTIFIED PUBLIC ACCOUNTANT
                                                    3111 North Andrews Avenue
                                              Fort Lauderdale, Florida  33309

                                                               (954) 630-9070

                              VALUSALES.COM., INC.

                                 BALANCE SHEETS

                                     ASSETS
                                                                                 June 30,    December 31,
                                                                                   2000         1999
                                                                               ----------   -----------
                                                                                UNAUDITED
Current Assets

      Cash                                                                       $  44,516    $  83,935
      Accounts receivable                                                          249,722      143,360
      Inventories                                                                  112,454       92,578
                                                                                 ---------    ---------
            Total current assets                                                   406,692      319,873

Property and equipment, net of accumulated depreciation of
      $6,337 at June 30, 2000 and $2,962 at December 31, 1999                       42,183       37,038

Other                                                                                6,343           --
                                                                                 ---------    ---------

                                                                                 $ 455,218    $ 356,911
                                                                                 =========    =========


                       LIABILITIES & SHAREHOLDERS' EQUITY


Current Liabilities

      Accounts payable and accrued liabilities                                   $ 226,812    $ 106,104
      Due to shareholder                                                            56,602       11,000
                                                                                 ---------    ---------
            Total current liabilities                                              283,414      117,104
                                                                                 ---------    ---------


Shareholders' Equity

      Common stock-par value $.001; 50,000,000 shares authorized,
           10,000,000 issued and outstanding at
            June 30, 2000 and December 31, 1999                                     10,000       10,000
      Additional paid-in capital                                                   391,923      391,923
      Deficit                                                                     (230,119)    (162,116)
                                                                                 ---------    ---------
            Total shareholders' equity                                             171,804      239,807
                                                                                 ---------    ---------

                                                                                 $ 455,218    $ 356,911
                                                                                 =========    =========


   The accompanying notes are an integral part of these financial statements.

                              VALUSALES.COM., INC.

                            STATEMENTS OF OPERATIONS

                 July 20, 1999 (Inception) to December 31, 1999
                   Six Months Ended June 30, 2000 (Unaudited)



                                                     June 30,      December 31,
                                                       2000           1999
                                                   ------------    ------------
                                                    UNAUDITED

Revenues

      Product                                       $   657,252     $   484,717
      Services                                          593,613         291,585
                                                   ------------    ------------
           Total                                      1,250,865         776,302
                                                   ------------    ------------

Cost of sales

      Product                                           511,832         392,741
      Services                                          488,565         159,669
                                                   ------------    ------------
           Total                                      1,000,397         552,410
                                                   ------------    ------------

      Gross profit                                      250,468         223,892
                                                   ------------    ------------

Expenses

      Personnel Costs and related expenses              104,569         114,647
      General and administrative                        213,902         266,361
                                                   ------------    ------------
                                                        318,471         381,008
                                                   ------------    ------------

      Net loss                                     ($    68,003)   ($   157,116)
                                                   ============    ============






                                                   ($     0.007)   ($     0.021)
                                                   ============    ============
(Loss) per share-basic

Weighted - average common shares outstanding         10,000,000       7,598,600
                                                   ============    ============


   The accompanying notes are an integral part of these financial statements.

                               VALUSALES.COM, INC.

                        STATEMENT OF SHAREHOLDERS' EQUITY

                 July 20, 1999 (Inception) to December 31, 1999
                   Six Months Ended June 30, 2000 (Unaudited)


                                                                                  Common Stock           Additional
                                                                            -------------------------     Paid-in
                                                                              Shares         Amount       Capital        (Deficit)

Sale of stock for cash-net                                                      375,000            375   $   293,235

Stock issued for services                                                     1,052,000          1,052       101,361

Stock issued under employment agreements                                        900,000            900

Sale of stock for cash                                                        2,673,000          2,673       172,327

Purchase of September Project II, Corp.                                       5,000,000          5,000      (175,000)   ($    5,000)

(Loss) for period July 20, 1999 (inception) to December 31, 1999                                                        ($  157,116)

                                                                            -----------    -----------   -----------    -----------
      Balance December 31, 1999                                              10,000,000         10,000       391,923       (162,116)

(Loss) for the six months ended June 30, 2000                                                                               (68,003)

                                                                            -----------    -----------   -----------    -----------
      Balance June 30, 2000 (Unaudited)                                      10,000,000    $    10,000   $   391,923    ($  230,119)
                                                                            ===========    ===========   ===========    ===========








   The accompanying notes are an integral part of these financial statements.

                               VALUSALES.COM, INC.

                            STATEMENTS OF CASH FLOWS

                 July 20, 1999 (Inception) to December 31, 1999
                   Six Months Ended June 30, 2000 (Unaudited)

                                                                  June 30,    December 31,
                                                                    2000         1999
                                                                  ---------    ---------
                                                                  UNAUDITED
Cash flows from operating activities
         Net (loss)                                               ($ 68,003)   ($157,116)
         Adjustments to reconcile net (loss) to net cash
           (used) by operating activities
                 Stock issued for services                               --      102,413
                 Depreciation                                         3,375        2,962
                 (Increase) in accounts receivable                 (106,362)    (143,060)
                 (Increase) in inventories                          (19,876)     (57,578)
                 (Increase) in other                                 (6,343)          --
                 Increase in accounts payable                       120,708      106,104
                                                                  ---------    ---------
                      Total adjustments                              (8,498)      10,841
                                                                  ---------    ---------

                      Net cash (used) by operating activities       (76,501)    (146,275)
                                                                  ---------    ---------

Cash flows from investing activities
         Purchase of assets                                          (8,520)     (75,000)
         Purchase of ValuSales.Com, Inc.                                 --     (175,000)

                                                                  ---------    ---------
                      Net cash (used) by investing activities        (8,520)    (250,000)
                                                                  ---------    ---------

Cash flows from financing activities
         Loan from shareholder                                       45,602       11,000
         Sale of common stock                                            --      469,210

                                                                  ---------    ---------
                      Net cash provided by financing activities      45,602      480,210
                                                                  ---------    ---------


Net change in cash                                                  (39,419)      83,935

Cash - beginning                                                     83,935           --
                                                                  ---------    ---------

Cash - end                                                        $  44,516    $  83,935
                                                                  =========    =========

Supplemental disclosures of cash flow information:

         Interest paid                                            $      --    $      --
                                                                  =========    =========
         Taxes paid                                               $      --    $      --
                                                                  =========    =========


   The accompanying notes are an integral part of these financial statements.

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999
                            June 30, 2000 (Unaudited)



Note 1. Nature of Business

          ValuSALES.com, Inc. (the Company) offers Internet business-to-business and business-to- consumers products and services through the Worldwide Web. The Company also maintains retail outlets. The Company's divisions, and the business each of them conducts, are as follows:

          A. ValuCOMPUTERS.com, which began operations on July 20, 1999, offers a full line of brand name new and refurbished computer products, such as PC's and printers, from manufacturers including IBM, Compaq, and HP.

         B. Odyssey Advertising, which began operations on July 20, 1999, offers media advertising, corporate identity development and communications

          C. ValuMORTGAGES.com, which began operation in January 2000, is a web based Mortgage banking firm acting as a correspondent mortgage lender and a mortgage brokerage business. ValuMORTGAGES.com is in Spanish as well as English.

         D. WebOdyssey, which began operations in April 2000, designs websites for small and medium size companies.


Note 2. Summary of Significant Accounting Policies

History and Basis of Presentation

           ValuSALES, Inc. was incorporated in the State of Florida, on March 19, 1999, and had no operations until on July 20, 1999 when it purchased assets for, $75,000, and signed employment agreements with two individuals, which included the issuance of 900,000 shares of common stock. The assets acquired were property and equipment for $40,000 and inventory for $35,000. The common stock was valued at par because the Company was privately owned and no market existed for the sale of its stock.

         On December 1, 1999, ValuSALES, Inc. sold 2,673,000 shares of its common stock for $175,000 and used the proceeds to acquire an inactive entity, September Project II Corp., which then changed its name to ValuSALES.com, Inc. and became the surviving entity.

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999
                            June 30, 2000 (Unaudited)

Note 2. Summary of Significant Accounting Policies-Continued

History and Basis of Presentation-Continued

          For accounting purposes, the acquisition has been treated as a capital transaction rather than a business combination. Accordingly, the 5,000,000 outstanding shares of September Project II, Corp. have been reflected as outstanding since inception.

          All significant interdivisional transactions and balances have been eliminated.

Revenues

         The Company recognizes revenues as follows:

         A. Product sales revenue is recognized when the product is delivered.

         B. Service revenue is recognized when the services are performed.

         C. Mortgage fee revenue is recognized when the mortgage is closed.

         D. Website development revenue is recognized when the website is delivered.

Use of Estimates

           Use of estimates and assumptions by management is required in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

Inventories

          Inventories consists of computers and accessories and is stated at the lower of cost (specific identity) or market.

Property and Equipment

           Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the five year estimated useful lives of the assets.

(Loss) Per Share

            Basic (loss) per share equals net (loss) divided by the weighted average shares outstanding during the period. There are no items to give rise to diluted shares.

Advertising

           Advertising is expensed in the period incurred.

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999
                            June 30, 2000 (Unaudited)


Note 2. Summary of Significant Accounting Policies-Continued

Website Development and Maintenance

           The Company's website was developed internally and expensed to salary. For 1999 the expenditures were immaterial. Future expenditures for maintenance are anticipated to be minimal and will be expensed as incurred.

Note 3. Other Matters

            Employment Contracts-The Company entered into the two previously mentioned employment contracts on July 20, 1999. The contracts expire on July 20, 2000 and December 31, 2000, respectively. The agreements require total minimum annul salaries of $176,000.

             Leases-The Company's operating facilities are leased for two years through June 2002, for an annual rent of approximately $37,000. Prior rent was under month-to-month arrangements for approximately $3,300 monthly.

          Due to Shareholder-is due on demand and bears no interest.

Note 4. Income taxes

           At June 30, 2000, the Company had net operating loss carryforwards, of approximately $225,000, which expires through 2015. The deferred benefit of the net operating loss carry- forwards, of approximately $45,000 at June 30, 2000 and $30,000 at December 31, 1999, has been fully reserved for due to the uncertainty of its recognition.

         At December 31, 1999 and June 30, 2000, there are no other items that give rise to deferred income taxes.

Note 5.Common Stock

            On April 1, 1999, the Company had a private placement offering of 375,000 shares of its common stock at $1 per share. Costs of the offering were approximately $81,000. The stock was sold pursuant to Rule 504 of Regulation D under the United States Securities Act of 1933.

          On December 31, 1999, the Company issued 1,052,000 shares of its common stock in exchange for professional services rendered to the Company. The transactions was valued at the value of the services received.

                               VALUSALES.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999
                            June 30, 2000 (Unaudited)

Note 6. Business Segments

          The Company is organized into four business segments (See Note 1). Summarized financial information concerning the Company's reportable segments is shown in the following table. Corporate related items not allocated to reportable segments are included in the reconciliation to the Balance Sheets and Statements of Operations.

                                      Valu             Odyssey             Web          Valu
                                    Computers         Advertising        Odyssey       Mortgages          Total
                                    ---------         -----------        -------       ---------          -----
1999
Revenue-Product                  $   484,717                                                           $   484,717
Revenue-Services                                     $   291,585                                           291,585
                                                                                                       -----------
     Total                           776,302

Operating earnings (loss)            (17,553)              4,197                                           (13,356)
Depreciation                             875               2,087                                             2,962
Total assets                         145,886             153,899                                           299,785
Capital expenditures                  15,000              25,000                                            40,000


                                                                                                              2000

Revenue-Product                      657,251                                                               657,251
Revenue-Services                                         481,545         $74,443        $37,626            593,614
                                                                                                       -----------
     Total                         1,250,865

Operating earnings (loss)             30,664             (20,242)         52,790        (59,343)             3,869
Depreciation                             875               2,500                                             3,375
Total assets                         153,557             284,763                                           438,320
Capital expenditures                   8,520               8,520


Reconciliation to Balance Sheets and Statements of Operations:

                                                  2000               1999
                                                ---------         ---------
                                                Unaudited

Assets
   Totals for reportable segments               $ 438,320         $ 299,785
   Corporate                                       16,898            57,126
C
       Total                                    $ 455,218         $ 356,911
                                                =========         =========

Operating results
    Totals  for reportable segments             $   3,869         ($ 13,356)
    Corporate                                     (71,872)         (143,760)
                                                ---------         ---------
       Total                                    ($ 68,003)        ($157,116)
                                                =========         =========